DTE Energy Company 2000 2nd Ave., Detroit, MI 48226-1279
July 18, 2008
VIA ELECTRONIC TRANSMISSION (EDGAR)
H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re:	DTE Energy Company
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 7, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 7, 2008
File No. 001-11607

The Detroit Edison Company
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 17, 2008
File No. 001-02198
Dear Mr. Owings:
          This will confirm our conversation with Ronald Alper, Staff Attorney, on July 16, 2008 regarding the response of DTE Energy Company and The Detroit Edison Company (collectively the “Company”) to the comments of the staff of the Securities and Exchange Commission contained in its letter to the Company dated July 15, 2008. As discussed with Mr. Alper, due to the need for relevant personnel to maintain their focus on the timely preparation of the Company’s 2nd Quarter Forms 10-Q until they are completed and filed, which the Company currently expects to occur by August 8, 2008, the Company intends to submit its response no later than August 29, 2008.
     We appreciate your assistance with this matter. Please direct any questions or concerns you may have in this regard to the undersigned at (313) 235-7134.

Very truly yours,
/s/ Peter B. Oleksiak
Peter B. Oleksiak
Vice President and Controller